

ASSOCIATED ESTATES REALTY CORPORATION
4ᵗʰ QUARTER EARNINGS

For Immediate Release

News Release No.: 10-07
Release Date: February 8, 2010

Investor Contact:
Swarup Katuri
(216) 797-8743

Media Contact:
Kimberly Kanary
(216) 797-8718

ASSOCIATED ESTATES REALTY CORPORATION REPORTS FOURTH QUARTER AND FULL YEAR RESULTS
Full Year 2009 FFO Results In-Line with Guidance

Cleveland, Ohio – February 8, 2010 – Associated Estates Realty Corporation (NYSE: AEC) (NASDAQ: AEC) today reported financial results for the fourth quarter and year ended December 31, 2009.

Funds from operations (FFO) for the fourth quarter ended December 31, 2009, was $0.26 per common share (basic and diluted), compared to $0.48 per common share (basic and diluted), for the fourth quarter ended December 31, 2008. FFO as adjusted for the fourth quarter of 2008 was $0.35 per common share (basic and diluted) after adjusting for net preferred share repurchase discounts of $2.1 million or $0.13 per common share. Total revenue for the fourth quarter of 2009 was $32.4 million compared with $32.9 million for the fourth quarter of 2008, a decrease of 1.6 percent.

Net loss applicable to common shares was $3.9 million or $0.23 per common share (basic and diluted) for the fourth quarter ended December 31, 2009, compared to net income applicable to common shares of $300,000 or $0.02 per common share (basic and diluted) for the fourth quarter ended December 31, 2008.

A reconciliation of net (loss) income attributable to the Company to FFO and FFO as adjusted, is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

Same Community Portfolio Results
Net operating income (NOI) for the fourth quarter for the Company's Same Community portfolio declined 3.1 percent compared to the fourth quarter of 2008. This decline was the result of revenue decreasing 1.9 percent and property operating expenses decreasing 0.3 percent. Quarter end physical occupancy was 93.9 percent compared to 93.0 percent at the end of the fourth quarter of 2008. Average net rent per unit for the fourth quarter for the Same Community portfolio was $912 per month, a 2.1 percent decrease compared to the fourth quarter of 2008. Net rent per unit for the fourth quarter for the Company's Same Community Midwest portfolio declined by 0.7 percent compared to the fourth quarter of 2008. Net rent per unit for the Company's Same Community Mid-Atlantic portfolio decreased 1.0 percent and net rent per unit for the Company's Same Community properties in the Southeast markets decreased 5.4 percent.

On a sequential basis, compared to the third quarter of 2009, revenue for the Same Community portfolio declined by 1.5 percent and expenses decreased by 5.5 percent reflecting an increase in NOI of 1.4 percent.


Additional quarterly financial information, including performance by region for the Company's portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investors" section of the Company's website at www.AssociatedEstates.com, or by clicking on the following link: http://ir.AssociatedEstates.com/results.cfm.

<u>**Year-to-Date Performance**</u>
FFO for the twelve months ended December 31, 2009, was $1.20 per common share (basic and diluted). FFO includes a credit to expense of $563,000 or approximately $0.03 per common share. This credit to expense was for a refund of defeasance costs on certain previously defeased loans. FFO as adjusted for the twelve months ended December 31, 2009, excludes that credit, and was $1.17 per common share (basic and diluted).

For the twelve months ended December 31, 2009, net income applicable to common shares was $1.6 million or $0.10 per common share (basic and diluted) compared to net income applicable to common shares of $31.4 million or $1.93 per common share (basic and diluted) for the period ended December 31, 2008. The results for the twelve-month period ended December 31, 2009, include gains on insurance recoveries of $665,000 or $0.04 per common share, gains on dispositions of properties of $15.4 million or $0.93 per common share and a credit to expenses of $563,000 or approximately $0.03 per common share attributable to a refund of defeasance costs on certain previously defeased loans. The December 31, 2008 results include gains from property sales of $45.2 million or $2.78 per common share and defeasance and/or prepaid costs of $2.0 million or $0.12 per common share.

For the year, NOI for the Company's Same Community portfolio decreased 2.4 percent compared to 2008. The decline is due to a 1.2 percent revenue decrease and a 0.4 percent operating expense increase.

"Our planning and discipline paid off as we faced turbulent market conditions in 2009," said Jeffrey I. Friedman, president and chief executive officer. "Our hands-on approach and our dedicated team have positioned us to benefit when businesses start to add jobs and pricing power returns to apartment owners," Friedman added.

A reconciliation of net (loss) income attributable to the Company to FFO and FFO as adjusted, is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

<u>**Equity and Debt Financing**</u>
On January 15, 2010, the Company announced that it had completed the sale of 5,175,000 common shares resulting in net proceeds of approximately $54.7 million. Additionally, on December 22, 2009, the Company announced that it had entered into a credit facility agreement with Wells Fargo Multifamily Capital, on behalf of Freddie Mac, pursuant to which the Company has the potential to borrow up to $100 million over a two-year period. Obligations under this facility will be secured by nonrecourse, non cross-collateralized fixed or variable rate mortgages having terms of five, seven or ten years.

As of the date of this release, the Company has no outstanding balance on its $150 million unsecured revolving credit facility. The Company recently repaid a $42.0 million mortgage, which was originally scheduled to mature in June 2010. For 2010, the Company has remaining debt maturities of $36.3 million, which it intends to repay using its unsecured revolving credit facility or with proceeds from anticipated refinancing activity.



2010 Outlook
The Company said its current FFO expectations for 2010 range between $0.86 to $0.92 per common share. Detailed assumptions relating to the Company's earnings guidance can be found on page 25 of the fourth quarter 2009 supplemental fact booklet on the Company's website at www.AssociatedEstates.com.

Conference Call
A conference call to discuss the results will be held on Tuesday, February 9 at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is 800-860-2442, and the passcode is "Estates."

Via the Internet (listen only): Access the Company's website at www.AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Q4 2009 Earnings Webcast" link. The webcast will be archived through February 23, 2010.

Company Profile
Associated Estates is a real estate investment trust and is a member of the Russell 2000. The Company is headquartered in Richmond Heights, Ohio. Associated Estates' owned and non-owned portfolio consists of 49 properties containing 12,366 units located in eight states. For more information about the Company, please visit its website at www.AssociatedEstates.com.

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FFO and FFO as adjusted are non-Generally Accepted Accounting Principle (GAAP) measures. The Company generally considers FFO and FFO as adjusted to be useful measures for reviewing the comparative operating and financial performance of the Company because FFO and FFO as adjusted can help one compare the operating performance of a company's real estate between periods or to different REITs. A reconciliation of net (loss) income attributable to the Company to FFO and to FFO as adjusted is included in the table at the end of this press release and in the Company's supplemental financial information to be included with this earnings release and furnished to the Securities and Exchange Commission on Form 8-K.

Safe Harbor Statement

This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2010 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the ability of the Company to consummate the sale of properties pursuant to its current plan, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; the ability of the Company to refinance debt on favorable terms at maturity; the ability of the Company to defease or prepay debt pursuant to its current plan; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses; weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenue; ownership limitations on our common and preferred shares that may discourage a takeover otherwise considered favorable by shareholders; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; the Company's ability to acquire properties at prices consistent with the Company's investment criteria; risks associated with property acquisitions such as environmental liabilities, among others; changes in or termination of contracts relating to third party management and advisory business; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located; and construction business risks.

ASSOCIATED ESTATES REALTY CORPORATION
4th QUARTER EARNINGS

ASSOCIATED ESTATES REALTY CORPORATION

Financial Highlights

(in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2009	2008	2009	2008
Total revenue	$ 32,415	$ 32,926	$ 130,419	$ 130,642
Net (loss) income attributable to AERC	$ (2,816)	$ (795)	$ 6,210	$ 34,627
Add: Depreciation - real estate assets	8,251	8,262	32,822	32,560
Depreciation - real estate assets - joint ventures	-	23	-	91
Amortization of intangible assets	-	866	1,068	3,929
Gain on preferred share repurchase costs	-	(143)	-	(143)
Less: Preferred share dividends	(1,050)	(1,053)	(4,199)	(4,655)
Preferred share repurchase discount	-	2,289	-	2,289
Gain on disposition of joint venture property	-	(1,603)	-	(1,603)
Gain on disposition of properties/gain on insurance recoveries	(110)	-	(16,065)	(45,202)
Funds from Operations (FFO) [1]	$ 4,275	$ 7,846	$ 19,836	$ 21,893
Funds from Operations (FFO) as adjusted [2]	$ 4,275	$ 5,700	$ 19,273	$ 21,706
Add: Depreciation - other assets	389	362	1,522	1,381
Amortization of deferred financing fees	300	311	1,225	1,297
Less: Recurring fixed asset additions	(2,331)	(1,635)	(7,807)	(8,739)
Recurring fixed asset additions - joint ventures	-	(5)	-	(9)
Funds Available for Distribution (FAD) [3]	$ 2,633	$ 4,733	$ 14,213	$ 15,636
Per share				
Net (loss) income applicable to common shares - basic and diluted	$ (0.23)	$ 0.02	$ 0.10	$ 1.93
Funds from Operations - basic and diluted [1]	$ 0.26	$ 0.48	$ 1.20	$ 1.35
Funds from Operations as adjusted - basic and diluted [2]	$ 0.26	$ 0.35	$ 1.17	$ 1.33
Dividends per share	$ 0.17	$ 0.17	$ 0.68	$ 0.68
Weighted average shares outstanding - basic and diluted	16,561	16,383	16,516	16,262

(1)   The Company defines FFO in accordance with NAREIT's definition as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets, gains on insurance recoveries and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2)   The Company defines FFO as adjusted as FFO, as defined above, plus the add back of defeasance and other prepayment costs/credits of $(563,000) and $2.0 million for the twelve months ended December 31, 2009 and 2008, respectively. In accordance with GAAP, these prepayment costs/credits are included as interest expense in the Company's Consolidated Statement of Operations. Additionally, for the three and twelve months ended December 31, 2008, the Company deducted $2.1 million of preferred stock repurchase costs, including discounts received. In accordance with GAAP, the Company reclassified from additional paid-in-capital the original issuance costs associated with the repurchase of 278,000 depository shares of the Series B Preferred Shares for the three and twelve months ended December 31, 2008. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

(3)   The Company defines FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

The full text and supplemental schedules of this press release are available on Associated Estates' website at www.AssociatedEstates.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372. For more information, access the Investors section of www.AssociatedEstates.com.